Portus Holdings, Inc.

110 E Broward Blvd. Suite 1700

Ft. Lauderdale, FL 33301

VIA EDGAR

February 12, 2014

U.S. Securities and Exchange Commission

100 F Street N.E

Washington, D.C. 20549

Re:

Portus Holdings, Inc. Registration Statement

on Form S-1 (File No. 333-186588)

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Portus Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1, file number 000-54403, together with all amendments and exhibits thereto (the “Registration Statement”), effective as of the date first set forth above.

This letter is to supersede the RW filed by the Company on February 7, 2014 and updates the disclosure relating to the filing of the Form 15 mentioned below and includes the Company’s name above the signature of the Company’s President, Chief Executive Officer and Chief Financial Officer on the last page.

The Company has elected not to proceed with the offering contemplated by the Registration Statement due to adverse market conditions.  Please be also informed that the Company filed a Form 15 – a certification and notice of termination under Section 12(g) of the Securities Exchange Act of 1934 on February 2, 2014

The Company believes the withdrawal to be consistent with the public interest and the protection of investors.  The Company confirms that no securities have previously been sold in connection with the proposed offering.

In accordance with Rule 477(c) under the Act, the Company respectfully advises the Commission that it may undertake a subsequent private offering in reliance on Rule 155(c) under the Act.

The Company requests that, in accordance with Rule 457(p) under the Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you are in need of additional information, please feel free to contact Ronald J. Stauber of Ronald J. Stauber, Inc. at 310 556 0080 or the undersigned at 866 200 9921.

Very truly yours,

PORTUS HOLDINGS, INC.

 /s/ George Dale Murray, II

George Dale Murray, II

President, Chief Executive Officer,

Chief Financial Officer

cc:  Gregg E. Jaclin, Esq.

Szaferman Lakind Blumstein & Blader, PC

101 Grovers Mill Road

Second Floor

Lawrenceville, NJ 08648

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